EXHIBIT 99.2

[BancTrust Financial Group, Inc. letterhead]

May     , 2004

Dear Shareholder:

We are pleased to announce BancTrust Financial Group, Inc.’s adoption of a Dividend Reinvestment and Stock Purchase Plan. This Plan offers our shareholders the opportunity to purchase shares of BancTrust common stock with automatically reinvested dividends and optional cash payments in a convenient and cost-effective manner.

Enclosed is a prospectus which describes the BancTrust Financial Group, Inc. Dividend Reinvestment and Stock Purchase Plan. This Plan is entirely optional, and shareholders may enroll in the Plan at any time by completing an authorization card and returning it to Registrar and Transfer Company, the Plan agent. The attached Prospectus describes the Plan as currently in effect, and you are urged to read it carefully before deciding whether to participate.

Yours very truly,

W. Bibb Lamar, Jr.
President and Chief Executive Officer